ACN 009 235 634

Level 9, 28 The Esplanade
Perth Western Australia 6000
PO Box 5643 St George’s Terrace
Perth Western Australia 6831
Telephone: (61-8) 9226 4788
Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

DATE:	September 8, 2009

TO:	Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 703-813-6982

RE:	CityView Corporation Limited’s Form 20-F for fiscal year ended December 31, 2008

Number of pages including cover sheet: 2

Dear Tracie,

Please see attached, a Company response in relation to your letter dated August 24, 2009.

Any correspondence may be addressed to myself, Andrew Meloncelli by email to andrew@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799.

Regards

/s/ Mark Smyth
Mark Smyth Chief Executive Officer

ACN 009 235 634

Level 9, 28 The Esplanade
Perth Western Australia 6000
PO Box 5643 St George’s Terrace
Perth Western Australia 6831
Telephone: (61-8) 9226 4788
Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

1.

As outlined in Note 10 of the 2008 Annual Report 20-F at page 55 please see attached the financial statements for the year ended 31 December 2008 of the associated companies.

As outlined in the accounting policies of the company and associated companies. Where the investment is in mineral exploration; of which CityView’s associated companies are all involved in mineral exploration. As outlined in Note 1a) the accounting policy of the Company, the investment is fully impaired.

CityView’s accounting policy is fully impair all direct or indirect exploration expenditure whether it is in a controlled entity or an associated company.

The disclosure at Note 10 complies with IAS 36.

2. a, b, c and 3.

We believe that Note 33 clearly outlines the Voluntary Change in Accounting Policy and the Material Misstatement. This is outlined in the 2008 Annual Report 20-F at page 45 at Note 1a) and to be read in conjunction with Note 33.

The disclosure at Note 33 complies with IAS 8 and clearly discloses the revised numbers relating to the Voluntary Change in Accounting Policy and the Material Misstatement.

If you are having difficulty understanding the disclosure we would be more than happy to discuss with you.

Registered number: 2079608

ANGOLA DIAMOND HOLDINGS LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2008

ANGOLA DIAMOND HOLDINGS LIMITED

COMPANY INFORMATION

DIRECTORS	C Page T Fairlie
COMPANY NUMBER	2079608
REGISTERED OFFICE	First Floor, Change House 150 Featherston Street Wellington New Zealand
AUDITORS	Ashings Limited Chartered Accountants & Registered Auditors Suite 3B2 Northside House Mount Pleasant Barnet London EN4 9EB

ANGOLA DIAMOND HOLDINGS LIMITED

CONTENTS

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2008

The directors present their report and the financial statements for the period ended 31 December 2008.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for preparing the Annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES

The company was incorporated on 8 January 2008.

The principal activity of the company is the acquisition of interests in diamond exploration licences in Angola held through its subsidiary.

DIRECTORS

The directors who served during the period were:

C Page (appointed 20 February 2009)
A von Hohenberg-Balladur (appointed 20 January 2009 & resigned 20 February 2009)
A von Tarkanyi (appointed 8 January 2008 & resigned 10 February 2009)
T Fairlie (appointed 20 February 2009)

PROVISION OF INFORMATION TO AUDITORS

Each of the persons who are directors at the time when this Directors' report is approved has confirmed that:

- so far as that director is aware, there is no relevant audit information of which the company and the group's auditors are unaware, and
- that director has taken all the steps that ought to have been taken as a director in order to be aware of any information needed by the company and the group's auditors in connection with preparing their report and to establish that the company and the group's auditors are aware of that information.

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2008

AUDITORS

The auditors, Ashings Limited, will be proposed for reappointment in accordance with section 485 of the Companies Act 2006.

The report of the directors has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

This report was approved by the board on 25 March 2009 and signed on its behalf.

T Fairlie
Director

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ANGOLA DIAMOND HOLDINGS LIMITED

We have audited the group and parent company financial statements (the "financial statements") of Angola Diamond Holdings Limited for the period ended 31 December 2008, set out on pages 5 to 12. These financial statements have been prepared under the accounting policies set out therein and the requirements of the Financial Reporting Standard for Smaller Entities (effective January 2007).

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

ANGOLA DIAMOND HOLDINGS LIMITED

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ANGOLA DIAMOND HOLDINGS LIMITED

OPINION

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, of the state of the group's and the parent company's affairs as at 31 December 2008 and of the group's loss for the period then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of the disclosure made in note 1.5 to the financial statements concerning the group's ability to continue as a going concern. The group incurred a net loss of NZ$4,564,840 during the period ended 31 December 2008 and, at that date, the company's liabilities exceeded its total assets by NZ$4,564,828. These conditions, along with the other matters explained in note 1.5 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the company was unable to continue as a going concern.

ASHINGS LIMITED

Chartered Accountants
Registered Auditors

Suite 3B2 Northside House
Mount Pleasant
Barnet
London
EN4 9EB

25 March 2009

ANGOLA DIAMOND HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 31 DECEMBER 2008

	Note	2008 NZ$
Administrative expenses		(4,559,548)
OPERATING LOSS	2	(4,559,548)
Interest receivable		1,513
Interest payable		(6,805)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(4,564,840)
Tax on loss on ordinary activities		-
LOSS CARRIED FORWARD		(4,564,840)

The notes on pages 8 to 12 form part of these financial statements.

ANGOLA DIAMOND HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2008

		2008	
	Note	NZ$	NZ$
FIXED ASSETS			
Intangible fixed assets	3		12,754,790
CURRENT ASSETS			
Debtors	5	5,009,472	
Cash in hand		12	
		5,009,484	
CREDITORS: amounts falling due within one year	6	(235,750)	
NET CURRENT ASSETS			4,773,734
TOTAL ASSETS LESS CURRENT LIABILITIES			17,528,524
CREDITORS: amounts falling due after more than one year	7		(22,093,352)
NET LIABILITIES			(4,564,828)
CAPITAL AND RESERVES			
Share premium account	9		12
Profit and loss account			(4,564,840)
DEFICIT			(4,564,828)

The financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 applicable to small companies, and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2007).

The financial statements were approved and authorised for issue by the board and were signed on its behalf on 25 March 2009.

Tim Fairlie

T Fairlie
Director

The notes on pages 8 to 12 form part of these financial statements.

ANGOLA DIAMOND HOLDINGS LIMITED

COMPANY BALANCE SHEET
AS AT 31 DECEMBER 2008

	Note	2008 NZ$	NZ$
FIXED ASSETS			
Fixed asset investments	4		125,140
CURRENT ASSETS			
Cash in hand		7	
CREDITORS: amounts falling due within one year	6	(136,731)	
NET CURRENT LIABILITIES			(136,724)
TOTAL ASSETS LESS CURRENT LIABILITIES			(11,584)
CAPITAL AND RESERVES			
Share premium account	9		12
Profit and loss account			(11,596)
DEFICIT			(11,584)

The financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 applicable to small companies, and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2007).

The financial statements were approved and authorised for issue by the board and were signed on its behalf on 25 March 2009.

T Fairlie
Director

The notes on pages 8 to 12 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

1. ACCOUNTING POLICIES

1.1 Basis of preparation of financial statements

The financial statements have been prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2007).

1.2 Basis of consolidation

The financial statements consolidate the accounts of Angola Diamond Holdings Limited and all of its subsidiary undertakings ('subsidiaries').

The results of subsidiaries acquired during the period are included from the effective date of acquisition.

The company has taken advantage of the exemption contained within 230 of the Companies Act 1985 not to present its own Profit and loss Account.

The profit and loss account for the period dealt with in the accounts of the company was NZ$11,596.

1.3 Intangible fixed assets and amortisation

Deferred exploration costs are amortised over the economic life of the licence to which they relate, or twenty years whichever is the lesser commencing when the licence begins to produce revenues. The directors conduct regular impairment reviews so that the carrying value is no more than the discounted NPV of future cash flows.

1.4 Investments

Investments in subsidiaries are valued at cost less provision for impairment.

1.5 Going concern

Included in creditors amounts falling after more than one year is an amount of US$4,800,000 which the directors believe is not repayable until after the transactions detailed below have been completed.

As detailed in Note 9 the group is in the process of issuing a US$63million secured bond. Further in February 2009, CityView Corporation Limited has announced to the market its intention to acquire the balance of the shares it does not currently own in the group. In the opinion of the directors these events justify the use of the going concern basis as it is unlikely that both will fail.

Included within creditors amounts falling due after more than one year is an amount of US$7,994,260 being a progress payment due to the groups' partner in Angola. The directors are of the opinion that this amount is not due in less than 12 months.

2. OPERATING LOSS

The operating loss is stated after charging:

	2008 NZ$
Auditors' remuneration	10,501
Auditors' remuneration - non-audit	2,674
Difference on foreign exchange	4,500,869

During the period, no director received any emoluments.

Auditors fees for the company were NZ$5,283

3. INTANGIBLE FIXED ASSETS

	Licences NZ$
Group	
Cost	
At 8 January 2008	-
Additions	12,754,790
At 31 December 2008	12,754,790
Net book value	
At 31 December 2008	12,754,790

4. FIXED ASSET INVESTMENTS

	Shares in group undertakings NZ$
Company	
Cost or valuation	
At 8 January 2008	-
Additions	125,140
At 31 December 2008	125,140

5. DEBTORS

	Group 2008 NZ$	Company 2008 NZ$
Other debtors	5,009,472	-

Other debtors include contractually required deposits lodged with the group's partner in Angola of US$2,800,000 (NZ$4,835,089).

6. CREDITORS:
Amounts falling due within one year

	Group	Company
	2008 NZ$	2008 NZ$
Other loans	250	-
Amounts owed to group undertakings	-	125,135
Accruals	12,639	5,068
Other creditors	222,861	6,528
	235,750	136,731

7. CREDITORS:
Amounts falling due after more than one year

	Group	Company
	2008 NZ$	2008 NZ$
Trade creditors	13,804,629	-
Other creditors	8,288,723	-
	22,093,352	-

Trade creditors represent payments due for geological work undertaken to obtain data payable to the group's Angolan partners falling due inter alia on the group's conversion of licences from exploration to exploitation status. In the opinion of the directors the payment is unlikely to fall due within the next twelve months.

Included within the other creditors is an amount of US$4,800,000 (NZ$8,288,974) due to Cityview Corporation Limited by Canzar Resources Limited. This represents the estimated net profits to be paid under an agreement entered into by Canzar Resources Limited with Cityview Corporation Limited dated 20 May 2008 under the terms of which Canzar resources limited has to pay Cityview Corporation Limited 10% of the net profits earned on the first 200 tonnes per hour throughput from the Nhefo and Luachise license areas.

8. SHARE CAPITAL

	2008 NZ$
Authorised and allotted	
2,400,000,000 Ordinary shares of Nil par value each	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

9. RESERVES

Group	**Share premium account NZ$**
Premium on shares issued during the period	12
At 31 December 2008	12

Company	**Share premium account NZ$**
Premium on shares issued during the period	12
At 31 December 2008	12

10. RELATED PARTY TRANSACTIONS

During the year payments have been made on behalf of the group by Zebra Copper Limited, a related party by virtue of common directors. As a consequence the group owes, at the balance sheet date, £86,507 (NZ$216,332) to Zebra Copper Limited.

During the year payments under the licences have been made by Cityview Corporation Limited, a related party by virtue of its shareholding in Angola Diamond Holdings Limited. As a consequence the group owes at the balance sheet date US$4,800,000 (NZ$6,026,590) to Cityview Corporation Limited.

11. POST BALANCE SHEET EVENTS

On 20th January 2009, Pensador Resources Inc exchanged its entire shareholding it held in the group with Sheridan Limited and Cityview Corporation Limited for the shares these two companies held in Pensador Resources Inc. Sheridan Ltd. received 1,956,000,000 shares in the company representing 81.5% of the issued capital of the company, and CityView received 444,000,000 shares in the company representing 18.5% of the company. Sheridan Limited has distributed the 1,956,000,000 shares received in the company from Pensador Resources Inc to its shareholders in proportion to each shareholders' interest in the share capital of Sheridan Ltd.

In February 2009, CityView has announced to the market its intention to acquire the balance of the shares it does not currently own in ADH.

The group has been negotiating the issue of a $US63.0 million secured bond, to be used to acquire capital equipment and fund the establishment of alluvial diamond mining activities on the Nhefo and Luachisse concessions.

12. CONTROLLING PARTY

The directors do not regard the group as being under the control of any single party or group acting in concert.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

13. PRINCIPAL SUBSIDIARIES

Company name	Country	Percentage Shareholding	Description
Canzar Resources Limited	England	100	Operatiing company

Registration number 4444272

European Oil Limited

Abbreviated accounts

for the year ended 30 June 2009

Lever Bros & Co.
Chartered Accountants
104 Cromwell Road
Hounslow
Middlesex
TW3 3QJ

European Oil Limited

Abbreviated balance sheet
as at 30 June 2009

	Notes	2009 £	2009 £	2008 £	2008 £
Fixed assets					
Investments	2		1,154,570		1,154,570
Current assets					
Debtors		985		985	
Cash at bank and in hand		7,675		9,023	
		8,660		10,008	
Creditors: amounts falling due within one year		(3,137)		(24,736)	
Net current assets/(liabilities)			5,523		(14,728)
Total assets less current liabilities			1,160,093		1,139,842
Net assets			1,160,093		1,139,842
Capital and reserves					
Called up share capital	3		1,220,025		1,199,046
Profit and loss account			(59,932)		(59,204)
Shareholders' funds			1,160,093		1,139,842

The director's statements required by Sections 475(2) and (3) are shown on the following page which forms part of this Balance Sheet.

The notes on pages 3 to 4 form an integral part of these financial statements.

Abbreviated balance sheet (continued)

Director's statements required by Sections 475(2) and (3) for the year ended 30 June 2009

In approving these abbreviated accounts as director of the company I hereby confirm:

(a) that for the year stated above the company was entitled to the exemption conferred by Section 477 of the Companies Act 2006 ;

(b) that no notice has been deposited at the registered office of the company pursuant to Section 476 requesting that an audit be conducted for the year ended 30 June 2009 ; and

(c) that I acknowledge my responsibilities for:

(1) ensuring that the company keeps accounting records which comply with Section 386 ; and

(2) preparing financial statements which give a true and fair view of the state of affairs of the company as at the end of the financial year and of its profit or loss for the year then ended in accordance with the requirements of Sections 394 and 395 and which otherwise comply with the provisions of the Companies Act relating to financial statements, so far as applicable to the company.

These abbreviated accounts are prepared in accordance with the provisions applicable to companies subject to the small companies' regime.

The abbreviated accounts were approved by the Board on 4 August 2009 and signed on its behalf by

____

P M Smyth
Director

Notes to the abbreviated financial statements
for the year ended 30 June 2009

1. Accounting policies

1.1. Accounting convention

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards, and in accordance with the Financial Reporting Standard for Smaller Entities (effective April 2008).

1.2. Investments

Fixed asset investments are stated at cost less provision for permanent diminution in value.

1.3. Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange prevailing at the accounting date. Transactions in foreign currencies are recorded at the date of the transactions. All differences are taken to the Profit and Loss account.

2. Fixed assets

	Investments	Total
	£	£
Cost		
At 1 July 2008	1,154,570	1,154,570
At 30 June 2009	1,154,570	1,154,570
Net book values		
At 30 June 2009	1,154,570	1,154,570
At 30 June 2008	1,154,570	1,154,570

3. Share capital

	Nominal Value:	2009 £	2008 £
Authorised			
1,000 'A' Ordinary shares	£1	1,000	1,000
10,000,000 Ordinary B shares	€1	10,000,000	10,000,000
allotted, issued and fully paid			
2 'A' Ordinary Shares	£1	2	2
1,720,979 'B' Ordinary shares	€1	1,720,979	1,700,000
Equity Shares			
2 'A' Ordinary shares	£1	2	2
1,720,979 'B' Ordinary shares	€1	1,720,979	1,700,000

On 27th February 2009 a further £20,979 'B' ordinary shares of €1 each were allotted by converting the 8% loan notes into 'B' ordinary shares. The shares have been translated into sterling at the conversion rate on that day. This represents an increase of £20,979 in the issued share capital of the company during the year.

4. Ultimate parent undertaking

The parent company is CityView Asia Pty Ltd, a company registered in Australia, which controlls 100% of the issued 'A' ordinary shares and 96.42% of the issued 'B' Ordinary shares.

The ultimate holding company is Cityview Corporation Ltd, incorporated in the United States of America and quoted on the OTC Bulletin Board Market.

Full accounts for the ultimate holding company can be obtained from the following address:

Cityview Corporation Limited
Level 9,
28 The Esplanade
Perth Western Australia 6000
Telephone: (61-8) 9226 4788
Facsimile: (61-8) 9266 4799
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

Registration number 4444272

European Oil Limited

Director's report and

for the year ended 30 June 2009

Lever Bros & Co.
Chartered Accountants
104 Cromwell Road
Hounslow
Middlesex
TW3 3QJ

European Oil Limited

Company information

Directors		
	P M Smyth	
	G Rad	
	P A De Chazal	Resigned 13/11/08
	N P B Hoexter	Resigned 13/11/08
Secretary	S A Raja	
Company number	4444272	
Registered office	104 Cromwell Road Hounslow Middx TW3 3QJ	
Accountants	Lever Bros & Co Chartered Accountants 104 Cromwell Road Hounslow Middlesex TW3 3QJ	

European Oil Limited

Contents

European Oil Limited

Director's report
for the year ended 30 June 2009

The director presents report and the financial statements for the year ended 30 June 2009.

Principal activity
The principal activity of the company is to provide services to the oil and gas industry. The company has not commenced trading by 30th June 2009 although it has incurred expenses.

Results and dividends
The results for the year are set out on page 2.

Directors
The directors who served during the year are as stated below:

P M Smyth	
G Rad	
P A De Chazal	Resigned 13/11/08
N P B Hoexter	Resigned 13/11/08

This report is prepared in accordance with the special provisions of Part 15 of the Companies Act 2006 relating to small companies.

This report was approved by the Board on 4 August 2009 and signed on its behalf by

P M Smyth
Director

Profit and loss account
for the year ended 30 June 2009

	Notes	2009	2008
		£	£
Administrative expenses		(2,744)	(10,452)
Operating loss		(2,744)	(10,452)
Other interest receivable and similar income		-	365
Interest payable and similar charges		2,016	(1,008)
Loss on ordinary activities before taxation		(728)	(11,095)
Tax on loss on ordinary activities		-	-
Loss for the year	6	(728)	(11,095)
Accumulated loss brought forward		(59,204)	(48,109)
Accumulated loss carried forward		(59,932)	(59,204)

European Oil Limited

Balance sheet
as at 30 June 2009

	Notes	2009 £	2009 £	2008 £	2008 £
Fixed assets					
Investments	2		1,154,570		1,154,570
Current assets					
Debtors	3	985		985	
Cash at bank and in hand		7,675		9,023	
		8,660		10,008	
Creditors: amounts falling due within one year	4	(3,137)		(24,736)	
Net current assets/(liabilities)			5,523		(14,728)
Total assets less current liabilities			1,160,093		1,139,842
Net assets			1,160,093		1,139,842
Capital and reserves					
Called up share capital	5		1,220,025		1,199,046
Profit and loss account	6		(59,932)		(59,204)
Shareholders' funds			1,160,093		1,139,842

The director's statements required by Sections 475(2) and (3) are shown on the following page which forms part of this Balance Sheet.

The notes on pages 5 to 7 form an integral part of these financial statements.

Balance sheet (continued)

Director's statements required by Sections 475(2) and (3) for the year ended 30 June 2009

In approving these financial statements as director of the company I hereby confirm:

(a) that for the year stated above the company was entitled to the exemption conferred by Section 477 of the Companies Act 2006 ;

(b) that no notice has been deposited at the registered office of the company pursuant to Section 476 requesting that an audit be conducted for the year ended 30 June 2009 ; and

(c) that I acknowledge my responsibilities for:

  (1) ensuring that the company keeps accounting records which comply with Section 386 ; and

  (2) preparing financial statements which give a true and fair view of the state of affairs of the company as at the end of the financial year and of its profit or loss for the year then ended in accordance with the requirements of Sections 394 and 395 and which otherwise comply with the provisions of the Companies Act relating to financial statements, so far as applicable to the company.

These financial statements have been delivered in accordance with the provisions applicable to companies subject to the small companies' regime.

The financial statements were approved by the Board on 4 August 2009 and signed on its behalf by

____

P M Smyth
Director

European Oil Limited

Notes to the financial statements
for the year ended 30 June 2009

1. Accounting policies

1.1. Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, and in accordance with the Financial Reporting Standard for Smaller Entities (effective April 2008).

1.2. Investments

Fixed asset investments are stated at cost less provision for permanent diminution in value.

1.3. Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange prevailing at the accounting date. Transactions in foreign currencies are recorded at the date of the transactions. All differences are taken to the Profit and Loss account.

2. Fixed asset investments

	Other unlisted investments	Total
	£	£
Cost		
At 1 July 2008		
At 30 June 2009	1,154,570	1,154,570
Net book values		
At 30 June 2009	1,154,570	1,154,570
At 30 June 2008	1,154,570	1,154,570

Funds raised from the allotment of shares were invested in Quest Energy Middle East Limited, a company based in Dubai.

3. Debtors

	2009	2008
	£	£
Other debtors	985	985

4.	Creditors: amounts falling due within one year	2009 £	2008 £
	Other loans (at 8% interest)	-	23,016
	Accruals and deferred income	3,137	1,720
		3,137	24,736

5.	Share capital	Nominal Value:	2009 £	2008 £
	Authorised			
	1,000 'A' Ordinary shares	£1	1,000	1,000
	10,000,000 Ordinary B shares	€1	10,000,000	10,000,000
	allotted, issued and fully paid			
	2 'A' Ordinary Shares	£1	2	2
	1,720,979 'B' Ordinary shares	€1	1,720,979	1,700,000
	Equity Shares			
	2 'A' Ordinary shares	£1	2	2
	1,720,979 'B' Ordinary shares	€1	1,720,979	1,700,000

On 27th February 2009 a further £20,979 'B' ordinary shares of €1 each were allotted by converting the 8% loan notes into 'B' ordinary shares. The shares have been translated into sterling at the conversion rate on that day. This represents an increase of £20,979 in the issued share capital of the company during the year.

6.	Reserves	Profit and loss account £	Total £
	At 1 July 2008	(59,204)	(59,204)
	Loss for the year	(728)	(728)
	At 30 June 2009	(59,932)	(59,932)

.... continued

7. Related party transactions

At the year end the company was owed £985, (last Year £985) by CityView Asia Pty Ltd, the parent company.

8. Ultimate parent undertaking

The parent company is CityView Asia Pty Ltd, a company registered in Australia, which controlls 100% of the issued 'A' ordinary shares and 96.42% of the issued 'B' Ordinary shares.

The ultimate holding company is Cityview Corporation Ltd, incorporated in the United States of America and quoted on the OTC Bulletin Board Market.

Full accounts for the ultimate holding company can be obtained from the following address:

Cityview Corporation Limited
Level 9,
28 The Esplanade
Perth Western Australia 6000
Telephone: (61-8) 9226 4788
Facsimile: (61-8) 9266 4799
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

European Oil Limited

Detailed trading profit and loss account
and expenses schedule
for the year ended 30 June 2009

	2009		2008	
	£	£	£	£
Turnover		-		-
Administrative expenses				
Professional fees	1,284		3,811	
Accountancy	983		850	
Bank charges	24		-	
Administration expenses	341		5,289	
General expenses	112		502	
		2,744		10,452
Operating loss	-%	(2,744)	-%	(10,452)
Other income and expenses				
Interest receivable				
Bank deposit interest	-		365	
		-		365
Interest payable				
Interest on loans repayable in less than 5 years	(2,016)		1,008	
		2,016		(1,008)
Net loss for the year		(728)		(11,095)

Accountants' report on the unaudited financial statements to the director of European Oil Limited

As described on the balance sheet you are responsible for the preparation of the financial statements for the year ended 30 June 2009 set out on pages 2 to 7 and you consider that the company is exempt from an audit. In accordance with your instructions we have compiled these unaudited financial statements, in order to assist you to fulfil your statutory responsibilities, from the accounting records and information supplied to us.

DATED THIS 4TH DAY OF AUGUST 2009

Lever Bros & Co
Chartered Accountants
104 Cromwell Road
Hounslow
Middlesex
TW3 3QJ

Registered number: 65707

FORTITUDE MINERALS LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2008

FORTITUDE MINERALS LIMITED

CONTENTS

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2008

The directors present their report and the financial statements for the period ended 31 December 2008.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES

The principal activity of the group is the acquisition of interests in the mineral exploration licences in Angola held through its subsidiaries.

FORTITUDE MINERALS LIMITED

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2008

BUSINESS REVIEW

Fortitude issued 17,785,918 shares in the period, of which:

- 2,017,518 were issued for cash; and
- 15,000,000 were issued to Cityview Corporation Limited in consideration for the 79% of Glenvale Associates Limited the group did not already own.

The balance of the shares issued 768,400 were issued to a number of Zebra Copper Limited shareholders in exchange for their Zebra Copper Limited shares.

The shares were issued at an average price of $1.39 per share

In the period the group raised an additional $10.6million in short term loan facilities that have been assigned to Cityview Corporation Limited.

The total funds raised were therefore $34.2million.

These funds have been applied during the period in the following ways:

- $20.85million in acquiring from Cityview Corporation Limited the 79% of Glenvale Associates Limited not already owned by the group;
- $8.2million in licence maintenance costs;
- $3.5million on work undertaken under the licences held by the group in Angola including maintaining the camp at Longongo, funding geological exploration work and acquiring exploration equipment;
- $1.7million in administrative costs and losses for the period.

During the period six exploration licences in which the group holds an interest, namely Cachoeiras de Binga, Benguela, Zenza-Dondo, Chipindo, Ucua and Longonjo were awarded extensions.

RESULTS

The loss for the period, after taxation, amounted to $2,952,436 *(2008 - loss $2,555,107)*.

DIRECTORS

The directors who served during the period were:

Ian Egan
Christopher Page
Nicholas Hoexter (resigned 20/10/2008)
Tim Fairlie (appointed 16/12/2008)

FORTITUDE MINERALS LIMITED

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2008

EVENTS SINCE THE END OF THE PERIOD

At balance date, a number of Zebra's shareholders held 745,700 warrants entitling them to convert each warrant for two Zebra shares on payment of 50p per share. In October 2008 Fortitude offered each warrant holder one Fortitude share for each Zebra warrant at no cost. All Zebra warrants have now been converted to Fortitude shares.

In February 2009, CityView announced its intention to acquire the shares in the company it does not currently own. The directors of Fortitude and CVI are currently finalising the terms and timing for the acquisition of such shares subject to CityView's ASX listing requirements. It is expected that this acquisition will be completed shortly after Cityview's AGM planned for May 2009.

Funding for mineral exploration work budgeted by the group for 2009 will come initially from bridging loans arranged by the group and additionally, after the proposed acquisition of 100% of the issued capital of company by CityView, from funds to be made available by CityView.

FUTURE DEVELOPMENTS

The group has budgeted for additional geological work to be undertaken under the licences held throughout 2009 particularly on the Longonjo and Cacheiras licences.

PROVISION OF INFORMATION TO AUDITORS

Each of the persons who are directors at the time when this directors' report is approved has confirmed that:

- so far as that director is aware, there is no relevant audit information of which the company and the group's auditors are unaware, and
- that director has taken all the steps that ought to have been taken as a director in order to be aware of any information needed by the company and the group's auditors in connection with preparing their report and to establish that the company and the group's auditors are aware of that information.

AUDITORS

The auditors, Ashings Limited, will be proposed for reappointment in accordance with section 485 of the Companies Act 2006.

This report was approved by the board on 16 April 2009 and signed on its behalf.

Tim Fairlie

Tim Fairlie
Director

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF FORTITUDE MINERALS LIMITED

We have audited the group and parent company financial statements (the "financial statements") of Fortitude Minerals Limited for the period ended 31 December 2008, set out on pages 6 to 21. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

However, with respect to the group accounts, we were unable to carry out an audit of the associate company's accounts and were unable to obtain sufficient appropriate audit evidence by using other audit procedures. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF FORTITUDE MINERALS LIMITED

QUALIFIED OPINION

Included within the comparative consolidated figures are amounts relating to Glenvale Associates Limited, the former associated company which was acquired during the period we have been unable to audit these figures. Except for the effect of any adjustments that may be needed to these figures, in our opinion:

- the financial statements give a true and fair view , in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 December 2008
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements

ASHINGS LIMITED

Chartered Accountants

Suite 3B2 Northside House
Mount Pleasant
Barnet
London
EN4 9EB

16 April 2009

FORTITUDE MINERALS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 31 DECEMBER 2008

	Note	**10 months ended 31 December 2008 $**	*Period ended 29 February 2008 $*
Administrative expenses		**(3,923,580)**	*(2,505,660)*
OPERATING LOSS	2	**(3,923,580)**	*(2,505,660)*
Share of operating profit/(loss) in associates		**-**	*(13,409)*
EXCEPTIONAL ITEMS			
Other exceptional items	6	**1,317,599**	*-*
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST		**(2,605,981)**	*(2,519,069)*
Interest payable	5	**(346,455)**	*(51,060)*
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		**(2,952,436)**	*(2,570,129)*
Tax on loss on ordinary activities		**-**	*-*
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION		**(2,952,436)**	*(2,570,129)*
Minority interests		**-**	*15,022*
LOSS FOR THE FINANCIAL PERIOD	12	**(2,952,436)**	*(2,555,107)*

All amounts relate to continuing operations.

The notes on pages 11 to 21 form part of these financial statements.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD ENDED 31 DECEMBER 2008

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
LOSS FOR THE FINANCIAL PERIOD	**(2,952,436)**	*(2,555,107)*
Foreign exchange translation adjustments	**(2,369,596)**	-
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	**(5,322,032)**	*(2,555,107)*

The notes on pages 11 to 21 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2008

	Note	31 December 2008 $	31 December 2008 $	29 February 2008 $	29 February 2008 $
FIXED ASSETS					
Intangible fixed assets	7		**72,100,858**		*41,477,988*
Investments in associates	8		**-**		*1,530,072*
			72,100,858		*43,008,060*
CURRENT ASSETS					
Debtors	9	**48,152**		-	
Cash at bank		**7,260**		*636,311*	
		55,412		*636,311*	
CREDITORS: amounts falling due within one year	10	**(11,588,922)**		*(1,882,127)*	
NET CURRENT LIABILITIES			**(11,533,510)**		*(1,245,816)*
TOTAL ASSETS LESS CURRENT LIABILITIES			**60,567,348**		*41,762,244*
CAPITAL AND RESERVES					
Called up share capital	11		**5,934**		*4,155*
Share premium account	12		**67,678,544**		*44,059,600*
Other reserves	12		**1,182,780**		*1,182,780*
Profit and loss account	12		**(8,299,910)**		*(2,977,878)*
SHAREHOLDERS' FUNDS	13		**60,567,348**		*42,268,657*
MINORITY INTERESTS			**-**		*(506,413)*
			60,567,348		*41,762,244*

The financial statements were approved and authorised for issue by the board and were signed on its behalf on 16 April 2009.

Christopher Page
Director

Tim Fairlie
Director

The notes on pages 11 to 21 form part of these financial statements.

FORTITUDE MINERALS LIMITED

COMPANY BALANCE SHEET
AS AT 31 DECEMBER 2008

	Note	$	31 December 2008 $	*$*	*29 February 2008 $*
FIXED ASSETS					
Fixed asset investments	8		**34,243,750**		*34,243,750*
CURRENT ASSETS					
Debtors	9	**42,447,128**		*9,509,338*	
CREDITORS: amounts falling due within one year	10	**(9,917,425)**		*(48,438)*	
NET CURRENT ASSETS			**32,529,703**		*9,460,900*
TOTAL ASSETS LESS CURRENT LIABILITIES			**66,773,453**		*43,704,650*
CAPITAL AND RESERVES					
Called up share capital	11		**5,934**		*4,155*
Share premium account	12		**67,678,544**		*44,059,600*
Profit and loss account	12		**(911,025)**		*(359,105)*
SHAREHOLDERS' FUNDS	13		**66,773,453**		*43,704,650*

The financial statements were approved and authorised for issue by the board and were signed on its behalf on 16 April 2009.

Christopher Page
Director

Tim Fairlie
Director

The notes on pages 11 to 21 form part of these financial statements.

FORTITUDE MINERALS LIMITED

CONSOLIDATED CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2008

	Note	**10 months ended 31 December 2008 $**	*Period ended 29 February 2008 $*
Net cash flow from operating activities	14	**(299,753)**	*(1,641,043)*
Returns on investments and servicing of finance	15	**202,485**	*(555,859)*
Capital expenditure and financial investment	15	**(32,378,155)**	*(40,879,094)*
Acquisitions and disposals	15	**(839,522)**	*(347,293)*
CASH OUTFLOW BEFORE FINANCING		**(33,314,945)**	*(43,423,289)*
Financing	15	**32,629,195**	*44,059,600*
(DECREASE)/INCREASE IN CASH IN THE PERIOD		**(685,750)**	*636,311*

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/DEBT
FOR THE PERIOD ENDED 31 DECEMBER 2008

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
(Decrease)/Increase in cash in the period	**(685,750)**	*636,311*
Cash inflow from increase in debt and lease financing	**(9,008,472)**	-
MOVEMENT IN NET DEBT IN THE PERIOD	**(9,694,222)**	*636,311*
Net debt at 1 March 2008	**(1,050,514)**	*(1,686,825)*
NET DEBT AT 31 DECEMBER 2008	**(10,744,736)**	*(1,050,514)*

The notes on pages 11 to 21 form part of these financial statements.

FORTITUDE MINERALS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

1. ACCOUNTING POLICIES

1.1 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

1.2 BASIS OF CONSOLIDATION

The financial statements consolidate the accounts of Fortitude Minerals Limited and all of its subsidiary undertakings ('subsidiaries').

The results of subsidiaries acquired during the period are included from the effective date of acquisition.

1.3 INTANGIBLE FIXED ASSETS AND AMORTISATION

Goodwill is the difference between amounts paid on the acquisition of a business and the fair value of the identifiable assets and liabilities. It is amortised to the consolidated profit and loss account over its estimated economic life of twenty years.

Licences comprising intangible assets are capitalised at cost, and written off over the life of the license from when income is generated. Regular impairment reviews are carried out.

1.4 INVESTMENTS

(i) Subsidiary undertakings
Investments in subsidiaries are valued at cost less provision for impairment.

(ii) Associated undertakings
Investments in associates are stated at the amount of the company's share of net assets. The consolidated profit and loss account includes the company's share of the associated companies' profits after taxation using the equity accounting basis.

(iii) Other investments
Investments held as fixed assets are shown at cost less provision for impairment.

1.5 FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into dollars at rates of exchange ruling at the balance sheet date.

Transactions in foreign currencies are translated into dollars at the rate ruling on the date of the transaction.

Exchange gains and losses are recognised in the consolidated profit and loss account.

2. OPERATING LOSS

The operating loss is stated after charging/(crediting):

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
Amortisation - intangible fixed assets	**1,755,285**	*805,465*
Auditors' remuneration	**31,710**	*250,629*
Auditors' remuneration - non-audit	**-**	*16,001*
Difference on foreign exchange	**(32,612)**	*73,908*

During the period, no director received any emoluments *(2008 - $NIL)*.

Auditors fees for the company were $26,784 *(2008 - $9,327)*

3. STAFF COSTS

Staff costs were as follows:

	GROUP		COMPANY	
	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*	**10 months ended 31 December 2008 $**	*Period ended 29 February 2008 $*
Wages and salaries	**125,529**	*39,321*	**-**	*-*
Social security costs	**2,327**	*4,591*	**-**	*-*
	127,856	*43,912*	**-**	*-*

The average monthly number of employees, including the directors, during the period was as follows:

	GROUP		COMPANY	
	10 months ended 31 December 2008 No.	*Period ended 29 February 2008 No.*	**10 months ended 31 December 2008 No.**	*Period ended 29 February 2008 No.*
Directors	**3**	*3*	**3**	*3*
Administration	**2**	*0*	**0**	*0*
	5	*3*	**3**	*3*

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 DECEMBER 2008

4. DIRECTORS' REMUNERATION

	GROUP Period ended 31 December 2008 $	*Period ended 29 February 2008 $*
Amounts paid to third parties for directors' remuneration services	**64,235**	*51,597*

5. INTEREST PAYABLE

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
On bank loans and overdrafts	**1**	*2*
On other loans	**346,454**	*51,058*
	346,455	*51,060*

6. EXCEPTIONAL ITEMS

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
Loan released	**1,317,599**	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

7. INTANGIBLE FIXED ASSETS

	Licences $	Goodwill $	Total $
GROUP			
COST			
At 1 March 2008	1,400,000	41,407,730	42,807,730
Additions	14,332,567	18,045,588	32,378,155
At 31 December 2008	15,732,567	59,453,318	75,185,885
AMORTISATION			
At 1 March 2008	-	1,329,742	1,329,742
Charge for the period	-	1,755,285	1,755,285
At 31 December 2008	-	3,085,027	3,085,027
NET BOOK VALUE			
At 31 December 2008	15,732,567	56,368,291	72,100,858
At 29 February 2008	*1,400,000*	*40,077,988*	*41,477,988*

The amounts included in the 1st March Licences balances consist of refundable deposits.

The addition to goodwill in the period represents the purchased goodwill on the acquisition of 79% of Glenvale, being $20,850,000 less fair value of assets acquired of $2,804,412.

Included in the additions to licence costs for the period are the following:

- $US 8,200,000 of licence maintenance costs incurred in maintaining the group's licence interests;
- $3,484,976 of geological and exploration work undertaken on the group's exploration licences in Angola;
- $2,647,591 of costs capitalised in the Glenvale Associates Limited accounts and recognised pursuant to the consolidation of that company's accounts into the group financial statements.

8. FIXED ASSET INVESTMENTS

	Investments in participating interests $
GROUP	
COST OR VALUATION	
At 1 March 2008	1,530,072
Transfers intra group	(1,530,072)
At 31 December 2008	-

PARTICIPATING INTERESTS

On 5th March 2008 the group purchased the 79% of the issued shares of Glenvale Associates Limited from Cityview Corporation Limited it did not already hold, making the company a 100% subsidiary of the group.

8. FIXED ASSET INVESTMENTS (continued)

	Shares in group undertakings $
COMPANY	
COST OR VALUATION	
At 1 March 2008 and 31 December 2008	**34,243,750**

Details of the principal subsidiaries can be found under note number 21.

9. DEBTORS

	GROUP		COMPANY	
	31 December 2008 $	*29 February 2008 $*	**31 December 2008 $**	*29 February 2008 $*
DUE AFTER MORE THAN ONE YEAR				
Amounts owed by group undertakings	-	-	**31,459,539**	*9,509,338*
DUE WITHIN ONE YEAR				
Amounts owed by group undertakings	-	-	**5,623,938**	-
Other debtors	**48,152**	-	**5,363,651**	-
	48,152	-	**42,447,128**	*9,509,338*

Included in the debtor balance owed to Fortitude are the following amounts:

$20,850,000 to Zebra Copper Limited to permit the acquisition of the 79% of Glenvale the group did not previously own.

$10,809,902 to Zebra Copper Limited representing loan facilities extended by Fortitude from the following:

	28 February 2008	Movement	31 December 2008
Proceeds of share issue	10,604,157	2,774,828	13,378,985
Loans made by GIS	-	90,000	90,000`
Payments on behalf of the company	(1,094,819)	(1,564,259)	(2,659,078)
Total	9,509,338	1,300,569	10,809,907

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

10. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	GROUP		COMPANY	
	31 December 2008 $	*29 February 2008 $*	**31 December 2008 $**	*29 February 2008 $*
Bank loans and overdrafts	**56,699**	-	-	-
Other loans	**10,695,297**	*1,686,825*	**9,612,999**	-
Trade creditors	**424,498**	-	-	-
Social security and other taxes	**209**	*7,482*	-	-
Other creditors	**10,611**	-	-	-
Accruals and deferred income	**401,608**	*187,820*	**304,426**	*48,438*
	11,588,922	*1,882,127*	**9,917,425**	*48,438*

Included in other loans owed by the group is an amount of $163,509 (February 2008 – Nil) and by the company $182,303 (February 2008 – Nil) owed to CityView Corporation Ltd. and $6,463,243 (February 2008 – Nil) and by the company $5,361,151 (February 2008 – Nil) to Pensador Resources Inc. The company borrowed $4,400,000 from Luxco Ltd on 15th December 2008 in order to meet the licence maintenance costs of its subsidiaries in Angola. At the balance sheet date, the loan balance outstanding to Luxco was $4,069,545 (February 2008 – Nil). The loans extended by both Pensador Resources Inc and Luxco Ltd were refinanced by CityView Corporation Ltd after the balance sheet date.

11. SHARE CAPITAL

	31 December 2008 $	*29 February 2008 $*
AUTHORISED		
500,000,000 Ordinary shares of 0.01c each	**50,000**	*50,000*
ALLOTTED, CALLED UP AND FULLY PAID		
59,336,603 *(2008 - 41,550,685)* Ordinary shares of 0.01c each	**5,934**	*4,155*

12. RESERVES

	Share premium account $	Other reserves $	Profit and loss account $
GROUP			
At 1 March 2008	44,059,600	1,182,780	(2,977,878)
Loss for the period			(2,952,436)
Premium on shares issued during the period	23,618,944		
Other movements			(2,369,596)
At 31 December 2008	67,678,544	1,182,780	(8,299,910)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

12. RESERVES (continued)

The other reserve is a merger reserve arising on an earlier acquisition.

	Share premium account $	Profit and loss account $
COMPANY		
At 1 March 2008	44,059,600	(359,105)
Loss for the period	-	(551,920)
Premium on shares issued during the period	23,618,944	-
At 31 December 2008	67,678,544	(911,025)

13. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	31 December 2008 $	*29 February 2008* *$*
GROUP		
Opening shareholders' funds/(deficit)	42,268,657	*(418,616)*
Loss for the period	(2,952,436)	*(2,555,107)*
Shares issued during the period	1,779	-
Share premium on shares issued (net of expenses)	23,618,944	*44,059,600*
Other recognised gains and losses during the period	(2,369,596)	-
Merger reserve movement	-	*1,182,780*
Closing shareholders' funds	60,567,348	*42,268,657*

	31 December 2008 $	*29 February 2008* *$*
COMPANY		
Opening shareholders' funds	43,704,650	*4,155*
Loss for the period	(551,920)	*(359,105)*
Shares issued during the period	1,779	-
Share premium on shares issued (net of expenses)	23,618,944	*44,059,600*
Closing shareholders' funds	66,773,453	*43,704,650*

The company has taken advantage of the exemption contained within section 230 of the Companies Act 1985 not to present its own profit and loss account.

The loss for the period dealt with in the accounts of the company was $551,920 *(2008 - $-359105)*.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

14. NET CASH FLOW FROM OPERATING ACTIVITIES

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
Operating loss	(3,923,580)	*(2,505,660)*
Exceptional items	1,317,599	-
Amortisation of intangible fixed assets	1,755,285	*710,396*
Increase in debtors	(48,152)	-
Increase in creditors	599,095	*184,750*
Decrease in amounts owed to group undertakings	-	*(30,529)*
NET CASH OUTFLOW FROM OPERATIONS	(299,753)	*(1,641,043)*

15. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN CASH FLOW STATEMENT

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Interest paid	(303,928)	*(51,059)*
Income from investments in related companies	-	*(13,409)*
Minority interest in subsidiaries acquired	506,413	*(491,391)*
NET CASH INFLOW/(OUTFLOW) FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	202,485	*(555,859)*

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Purchase of intangible fixed assets	(32,378,155)	*(40,879,094)*

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
ACQUISITIONS AND DISPOSALS		
Purchase of fixed asset investments	(839,522)	*1,182,779*
Purchase of share in associates'	-	*(1,530,072)*
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS	(839,522)	*(347,293)*

15. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN CASH FLOW STATEMENT (continued)

	10 months ended 31 December 2008 $	*Period ended 29 February 2008 $*
FINANCING		
Issue of ordinary shares	23,620,723	*44,059,600*
Other new loans	9,008,472	*-*
NET CASH INFLOW FROM FINANCING	32,629,195	*44,059,600*

16. ANALYSIS OF CHANGES IN NET DEBT

	1 March 2008 $	Cash flow $	Other non-cash changes $	31 December 2008 $
Cash at bank and in hand:	636,311	(629,051)	-	7,260
Bank overdraft	-	(56,699)	-	(56,699)
	636,311	(685,750)	-	(49,439)
DEBT:				
Debts due within one year	(1,686,825)	(9,008,472)	-	(10,695,297)
NET DEBT	(1,050,514)	(9,694,222)	-	(10,744,736)

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 DECEMBER 2008

17. TRANSACTIONS WITH DIRECTORS

During the period an amount of $US 80,363 (February 2008 - £15,430) was paid to Niren Blake, Chartered Accountants for accountancy services. C. Niren, a director of one of the subsidiary companies, Kassai Diamonds Limited, is a partner of Niren Blake

During the period Anglo African Services Limited (a company in which Christopher Page, a director of the company is interested as a director) charged the group $282,818 (February 2008: £67,493). $ 88,432 remained outstanding for payment at the end of the period. Of this figure $36,240 represents director's fees and $90,600 represents consultancy fees charged to Fortitude. The remaining $155,978 represents payments for flights, accomodation and travel incurred by executives of the group and for which full reimbursement was or will be made to Anglo-African Services Limited.

During the period Soria Moria Pty. Ltd. (a company in which Ian Egan, a director of the company is interested as a director) charged the group $US 74,042 (February 2008 - $US 15,896). $US 55,562 remained outstanding for payment at the end of the period. Of this figure $US 36,240 represents directors fees. The remaining $US 37,802 represents payments Soria Moria Pty. Ltd. made for travel and accomodation and for which full reimbursement was or will be made to Soria Maria Pty. Ltd.

During the period, Sapper Drummond Ltd. (a company in which Tim Fairlie, a director of the company, is interested as a director) charged the group $US 78,354 (February 2008 - Nil). $US 22,272 remained outstanding for payment at the end of the period. Of this figure $US 2,896 represents directors fees and $US 65,232 represents consultancy fees charged to Fortitude. The remaining $US 10,226 represents payments Sapper Drummond Limited made for travel and accomodation and for which full reimbursement was or will be made to Sapper Drummond Ltd.

During the period the group incurred expenditure of $US 31,455 (February 2008 – Nil) on behalf of Canzar Resources Limited a company in which Christopher Page and Tim Fairlie are interested as directors.

18. RELATED PARTY TRANSACTIONS

During the period the group made payments on behalf of Cityview Corporation Limited (a related party by virtue of its shareholding in the company) of $23,518 (£12,979) (February 2008 – nil) for various services. The directors are of the opinion that these costs were incurred on an arms length basis.

19. POST BALANCE SHEET EVENTS

At the balance date, a number of Zebra's shareholders held 745,700 warrants entitling them to convert each warrant for two Zebra shares on payment of 50p per share. In October 2008 Fortitude offered each warrant holder one Fortitude share for each Zebra warrant at no cost. All Zebra warrants have now been converted to Fortitude shares.

In February 2009, CityView announced its intention to acquire the shares in the company it does not currently own. The directors of Fortitude and CVI are currently finalising the terms and timing for the acquisition of such shares subject to CityView's ASX listing requirements. It is expected that this acquisition will be completed shortly after Cityview's AGM planned for May 2009.

Funding for mineral exploration work budgeted by the group for 2009 will come initially from bridging loans arranged by the group and additionally, after the proposed acquisition of 100% of the issued capital of company by CityView, from funds to be made available by CityView

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008

20. CONTROLLING PARTY

The directors do not consider the company to be under the control of any one person or entity.

21. PRINCIPAL SUBSIDIARIES

Company name	Country	Percentage Shareholding	Description
Zebra Copper Limited	England	100	trading
Kassai Diamonds Limited	England	100	dormant
Simbajamba Mines Inc	Samoa	100	dormant
Silverplace Limited	England	100	dormant
The Foreign Company Limited	England	100	dormant
Maelo - Exploracco e Obras Publicas Limitada	Angola	100	dormant
Rockbury Properties Limited	British Virgin Islands	100	dormant
Burfield International Limited	British Virgin Islands	100	dormant
Goldstar Business Services Limited	British Virgin Islands	100	dormant
Fortitude Minerals Services Limited	British Virgin Islands	100	dormant
Zebra Operations Limited	England	100	dormant
Glenvale Associates Limited	Belize	100	trading